UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2008

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.
 (Translation of Registrant’s name into English)

Plaza San Nicolás 4
48005-Bilbao (Spain)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1.	KEY INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007*	1

* Incorporated by reference into BBVA and BBVA International Preferred, S.A. Unipersonal’s Registration Statement on Form F-3 (File Nos. 333-144784 and 333-144784-01) filed with the Securities and Exchange Commission.

i

CERTAIN TERMS AND CONVENTIONS

“BBVA”, “Bank”, “BBVA Group” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

 First person personal pronouns used in this report, such as “we”, “us” or “our”, mean BBVA.

 In this report, “$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

 FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report, including, without limitation, the information under

•	“Selected Financial Data”,

•	“Summary Results of Operations”,

•	“Key Indicators”,

•	“Capital Resources”,

•	“Strategic Growth” and

•	“Segment Analysis”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the risk that the businesses of BBVA and Compass will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the transaction to acquire Compass may not be fully realized or may take longer to realize than expected;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. BBVA undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

ii

PRESENTATION OF FINANCIAL INFORMATION

BBVA’s consolidated annual and interim financial statements, including its annual and interim financial information included in this report on Form 6-K, have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”).

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s annual report on Form 20-F, as amended, for the year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2007 (the “2006 20-F”), and BBVA's report on Form 6-K filed with the SEC on October 23, 2007, includes a reconciliation of certain financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.  We have not included in this report on Form 6-K such a reconciliation of the financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as of September 30, 2007 and for the nine-month periods ended September 30, 2006 and 2007.

iii

KEY INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

The BBVA Group

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.  For the nine-month period ended September 30, 2007, BBVA had income attributed to the Group of €4.8 billion, and as of September 30, 2007, BBVA had total assets of €492.7 billion and total equity of €27.6 billion.

Selected Financial Data

	Nine months ended September 30,
EU-IFRS (*)	2007	2006
	(in millions of euros, except per share/ADS data (in euro))
Consolidated Statement of Income Data
Interest and similar income	18,065	13,945
Interest expense and similar charges	(11,268)	(8,085)
Income from equity instruments	228	224
Net interest income	7,025	6,084
Share of profit or loss of entities accounted for using the equity method	160	222
Fee and commission income	4,096	3,773
Fee and commission expenses	(643)	(575)
Insurance activity income	524	483
Gains/losses on financial assets and liabilities (net)	1,999	1,389
Exchange differences (net)	332	287
Gross income	13,493	11,663
Sales and income from the provision of non-financial services	623	415
Cost of sales	(484)	(328)
Other operating income	114	77
Personnel expenses	(3,146)	(2,945)
Other administrative expenses	(1,943)	(1,732)
Depreciation and amortization	(393)	(347)
Other operating expenses	(223)	(193)
Net operating income	8,041	6,610
Impairment losses (net)	(1,341)	(1,063)
Provision expense (net)	(180)	(481)
Finance income from non-financial activities	1	29
Finance expenses from non-financial activities	(1)	(28)
Other gains	427	1,077
Other losses	(340)	(112)
Income before tax	6,607	6,032
Income tax	(1,626)	(1,383)
Income from continuing operations	4,981	4,649
Income from discontinued operations (net)	-	-
Consolidated income for the period	4,981	4,649
Income attributed to minority interests	(225)	(192)
Income attributed to the Group	4,756	4,457
Per share/ADS(1) Data
Net operating income(2)	1.98	1.80
Number of shares outstanding (at period end)	3,747,969,121	3,390,852,043
Income attributed to the Group(2)	1.34	1.32

(*) (1)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.
(2)
Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,547 million and 3,386 million shares in the nine-month periods ended September 30, 2007 and 2006, respectively).

	As of September 30,	As of June 30,	As of December 31,
EU-IFRS (*)	2007	2007	2006
	(in millions of euros)
Consolidated balance sheet data
Total assets	492,674	466,443	411,916
Capital stock	1,837	1,740	1,740
Loans and receivables (net)	338,543	322,452	279,855
Due from banks	28,966	36,806	17,050
Loans to customers	302,040	278,548	256,565
Deposits from other creditors	240,094	223,793	192,374
Marketable debt securities and subordinated liabilities	99,726	100,844	91,271
Minority interests	854	797	768
Stockholders’ equity	24,040	20,076	18,210

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

	Nine months ended September 30,
EU-IFRS (*)	2007	2006
	(in millions of euros, except percentages)
Consolidated ratios
Profitability ratios:
Net interest margin(1)	1.57%	1.56%
Return on average total assets(2)	1.11%	1.19%
Return on average equity(3)	27.8%	36.2%
Credit quality data
Loans loss reserve	7,617	6,071
Loan loss reserve as a percentage of total loans and receivables (net)	2.25%	2.17%
Substandard loans	3,212	2,331
Substandard loans as a percentage of total loans and receivables (net)	0.95%	0.83%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(1)	Represents net interest income as a percentage of average total assets.
(2)	Represents consolidated income for the period as a percentage of average total assets.
(3)	Represents income attributed to the Group for the period as a percentage of average stockholders’ equity.

Summary of Results of Operations

Net interest income rose 15.5% to €7,025 million for the nine-month period ended September 30, 2007 from €6,084 million for the nine-month period ended September 30, 2006 due to higher business volume and the improvement in spreads.  Net income from fees and insurance was up 8.0% to €3,977 million for the nine-month period ended September 30, 2007 from €3,681 million for the nine-month period ended September 30, 2006.

Gains/losses on financial assets and liabilities (net) increased to €1,999 million for the nine-month period ended September 30, 2007 from €1,389 million for the nine-month period ended September 30, 2006.  Of the €1,999 million, €847 million were related to capital gains booked following the sale of the Group’s interest in Iberdrola, with the remainder of the increase attributable to market operations and derivative sales to customers in the Global Businesses area as well as BBVA’s South American operations.

Net operating income for the nine-month period ended September 30, 2007 was €8,042 million compared to €6,610 million for the nine-month period ended September 30, 2006, an increase of 21.7%. Excluding the capital gains on the divestments of Iberdrola in 2007 and Repsol, BNL and Andorra in 2006, net operating income rose 18.2% to €7,195 million for the nine-month period ended September 30, 2007 from €6,087 million for the nine-month period ended September 30, 2006.

BBVA made a €1,318 million provision for loan losses for the nine-month period ended September 30, 2007 an increase of 26.1% from the €1,045 million provision for loan losses for the nine-month period ended September 30, 2006, primarily due to the growth in customer lending in Spain and the Americas. A further €180 million provision was made in the nine-month period ended September 30, 2007, mainly destined for the early retirement payments.

Income attributed to the Group increased 6.7% to €4,756 million for the nine-month period ended September 30, 2007 from €4,457 million for the nine-month period ended September 30, 2006, due to an increase in business volume and to generally positive performance by all the Group’s business areas. Excluding the capital gains from the divestment of BBVA’s holding in Iberdrola in 2007 and Repsol, BNL and Andorra in 2006, income attributed to the Group increased 20.1% to €3,962 million for the nine-month period ended September 30, 2007 from €3,300 million for the nine-month period ended September 30, 2006.

Key indicators

BBVA improved the cost/income ratio including depreciation, from 42.6% in the nine-month period ended September 30, 2006 to 39.8% in the nine-month period ended September 30, 2007.

As of September 30, 2007 lending to customers totaled €309.2 billion, rising 17.6% compared to €263.0 billion as of December 31, 2006.  Non-performing loans grew 28.0% to €3.2 billion as of September 30, 2007 from €2.5 billion as of December 31, 2006 although the non-performing loan (“NPL”) ratio remained generally low (0.88% as of September 30, 2007 from 0.83% as of December 31, 2006).  However, in the nine-month period ended September 30, 2007 the Group set aside €1,318 million for loan loss provisions compared to €1,045 million in the nine-month period ended September 30, 2006, a 26.1% increase since fast-growing customer lending in Spain and the Americas required higher not individually determined provisions. The total amount of coverage funds as of September 30, 2007 was €7,617 million compared to €6,905 million as of December 31, 2006.

Lending to the domestic private sector accounted for €182.3 billion as of September 30, 2007, an increase of 9.6% from €166.4 billion as of December 31, 2006.  Secured loans in the domestic private sector grew to €102.6 billion as of September 30, 2007 from €90.6 billion as of December 31, 2006, representing an increase of 13.2%. Lending to the foreign sector accounted for €108 billion as of September 30, 2007, an increase of 37.9% from €78 billion as of December 31, 2006.

Total customers funds, on and off balance sheet, were €493.4 billion as of September 30, 2007, an increase of 15.9% over the €425.7 billion as of December 31, 2006.  Most of the growth occurred in customer funds on the balance sheet, which rose 19.8% to €339.8 billion as of September 30, 2007 from €283.6 billion as of December 31, 2006.  Of this figure, customer deposits were €240.1 billion as of September 30, 2007 (a 24.8% increase from December 31, 2006), marketable debt securities were €83.6 billion as of September 30, 2007 (a 7.6% increase from December 31, 2006) and subordinated liabilities (subordinated debt and preferred shares) represented €16.1 billion as of September 30, 2007 (a 18.6% increase from December 31, 2006).  Off balance sheet customer funds consist of mutual funds, pension funds and customers portfolios and totalled €153.6 billion as of September 30, 2007, an 8.1% increase from December 31, 2006. Pensions funds increased 6.0% and customer portfolios increased 26.7% from December 31, 2006.

Capital Resources

On September 10, 2007 BBVA increased its capital by a notional amount of €96 million with the issuance of 196,000,000 new ordinary shares, that represent 5.2% of the total share capital after such increase (5.5% of the total share capital before such increase), issued at a rate of €16.77 per share, corresponding to the closing market price of BBVA’s shares on September 6, in accordance with the resolutions adopted by the extraordinary General Meeting of Shareholders on June 21, 2007 for the acquisition of Compass Bancshares Inc. Issued capital amounted to €1,837 million and €1,740 million as of September 30, 2007 and December 31, 2006, respectively.

As of September 30, 2007 the Group’s core capital stood at 5.4% compared to 6.2% as of December 31, 2006. The Tier I capital ratio as of September 30, 2007 was 6.8% compared to 7.8% as of December 31, 2006  and the capital adequacy ratio (pursuant to the rules of the Bank for International Settlements) (“BIS ratio”) was 10.8% as of September 30, 2007 compared to 12.0% as of December 31, 2006.

On January 10, 2007 the Group paid a third interim dividend of €0.132 per share against 2006 results. On April 10, 2007 the Group paid a final dividend of €0.241 per share. The total dividend paid against 2006 earnings comes to €0.637 per share, 20% higher than the dividends paid against 2005 results. On July 10, 2007 the Group paid a first interim dividend of €0.152 per share against 2007 results. On October 10, 2007 the Group paid a second interim dividend of €0.152 per share against 2007 results.

For the nine-month period ended September 30, 2007 the following issuances of subordinated debt and subordinated securities were carried out: an issue of GBP250 million to institutional investors maturing in 2018 with an early redemption option in 2013, an issue of €300 million to institutional investors maturing in 2022 with an early redemption option in 2019, an issue of €750 million for public institutions, which matures in March 2017 with an early redemption option in 2012; an issue of €100 million for private institutions maturing in 2022, an issue of $600m with an early redemption option from 2017 onwards, and an issue of GBP400 million with an early redemption option from the fifth year since issuance.

Strategic Growth

In the nine-month period ended September 30, 2007, BBVA continued its strategic program of growth through investments in the United States and Asia, as well as improvement of its operating efficiency:

•
The BBVA extraordinary general meeting of shareholders held on June 21, 2007 approved a capital increase to issue 196 million new ordinary shares to be used for the acquisition of Compass Bancshares Inc. The Compass Bancshares Inc. annual general meeting held on August 8, 2007 where BBVA’s offer was accepted by Compass shareholders. On September 7, 2007 BBVA acquired Compass Bancshares Inc.

•	In March 2007, we purchased a 5% interest in China CITIC Bank’s (“CNBC”) share capital, for a total consideration of €511 million. We currently hold a 4.8% interest in CNCB.

•
We are in the process of constructing a new corporate headquarters in Madrid, Spain. We expect to relocate approximately 6,500 employees (who currently work at 10 locations throughout Madrid) to this facility by 2010, thereby centralizing a significant portion of our operations and enhancing employee efficiency.  Pursuant to this project, we sold four buildings in 2007, the results of which were recorded as capital gains of €235 million on our income statement for the nine months ended September 30, 2007.

Segment Analysis

At year end 2006, BBVA implemented a new organizational structure pursuant to which it currently operates. The present composition of the Group’s business areas as of September 30, 2007, is as follows:

•	Spain and Portugal.
•	Global Businesses.
•	Mexico and the United States.
•	South America.
•	Corporate Activities.

The financial information for our business areas as of and for the nine-month period ended September 30, 2007 and as of and for the nine-month period ended September 30, 2006 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a period-on-period comparison. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities.

The following tables present additional detail regarding our results of operations by business area for each of the nine-month periods ended September 30, 2007 and 2006:

Income Statements by Business Areas for the Nine-Month Period Ended September 30, 2007
  (Million euros)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	3,155	21	3,053	1,192	(397)	7,025
Share of profit or loss of entities accounted for using the equity method	1	159	2	1	(2)	160
Net fee income	1,258	386	1,150	683	(24)	3,453
Insurance activity income	339	-	232	(26)	(21)	524
Gains/losses on financial assets and liabilities and Exchange differences (net)	191	649	169	171	1,152	2,331
Gross income	4,943	1,215	4,606	2,022	707	13,494
Net revenues from non-financial activities	39	91	(3)	-	6	139
Personnel and other administrative expenses	(1,837)	(370)	(1,630)	(861)	(391)	(5,089)
Depreciation and amortization	(86)	(8)	(129)	(66)	(105)	(393)
Other operating income and expenses	22	3	(92)	(31)	(10)	(109)
Net operating income	3,081	932	2,758	1,063	208	8,042
Impairment losses on financial assets	(421)	(79)	(666)	(150)	(24)	(1,341)
Loan loss provisions	(414)	(79)	(656)	(144)	(24)	(1,318)
Other	(7)	-	(10)	(6)	-	(23)
Provisions	(5)	1	(56)	(15)	(217)	(180)
Other income/losses	7	8	5	(15)	82	87
Income before tax	2,662	861	2,153	883	48	6,608
Income tax	(859)	(201)	(596)	(173)	(204)	(1,626)
Consolidated income for the period	1,803	660	1,556	710	252	4,981
Income attributed to minority interests	-	(7)	(1)	(217)	1	(225)
Income attributed to the Group	1,803	653	1,555	492	253	4,756

Income Statements by Business Areas for the Nine-Month Period Ended September 30, 2006
  (Million euros)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	2,758	124	2,548	953	(299)	6,084
Share of profit or loss of entities accounted for using the equity method	-	199	(4)	3	24	222
Net fee income	1,193	324	1,035	603	43	3,198
Insurance activity income	279	-	230	(6)	(19)	483
Gains/losses on financial assets and liabilities and Exchange differences (net)	150	335	186	231	774	1,676
Gross income	4,380	982	3,995	1,783	524	11,663
Net revenues from non-financial activities	24	64	(2)	4	(2)	87
Personnel and other administrative expenses	(1,786)	(292)	(1,431)	(811)	(356)	(4,677)
Depreciation and amortization	(78)	(9)	(90)	(65)	(105)	(347)
Other operating income and expenses	15	(1)	(85)	(34)	(10)	(116)
Net operating income	2,554	743	2,385	877	50	6,610
Impairment losses on financial assets	(408)	(126)	(441)	(79)	(9)	(1,063)
Loan loss provisions	(406)	(126)	(434)	(78)	-	(1,045)
Other	(1)	-	(7)	(1)	(9)	(18)
Provisions	(1)	10	(72)	(47)	(372)	(481)
Other income/losses	17	151	38	(4)	765	966
Income before tax	2,163	778	1,910	747	434	6,032
Income tax	(757)	(140)	(548)	(157)	217	(1,383)
Consolidated income for the period	1,406	638	1,362	591	651	4,648
Income attributed to minority interests	(2)	(4)	(2)	(173)	(10)	(192)
Income attributed to the Group	1,404	634	1,360	417	(642)	4,457

Spain and Portugal

In the Spain and Portugal area, net interest income increased 14.4% to €3,155 million for the nine-month period ended September 30, 2007 from €2,758 million for the nine-month period ended September 30, 2006. This increase was due to more rapid growth in lending compared to customer deposits, which increased by 13.8% and 4.2%, respectively, as well as an increase in customer spreads.

Net income from fees increased 5.4% to €1,258 million for the nine-month period ended September 30, 2007 from €1,193 million for the nine-month period ended September 30, 2006, mainly due to an increase in business volume.

Net income from insurance increased 21.3% to €339 million for the nine-month period ended September 30, 2007 from €279 million for the nine-month period ended September 30, 2006.

Net gains/losses on financial assets and liabilities and exchange differences increased 27.6% to €191 million for the nine-month period ended September 30, 2007 from €150 million for the nine-month period ended September 30, 2006.

Gross income increased 12.9% to €4,943 million for the nine-month period ended September 30, 2007 from €4,380 million for the nine-month period ended September 30, 2006.

Personnel and other administrative expenses increased 2.8% to €1,837 million for the nine-month period ended September 30, 2007 from €1,786 million for the nine-month period ended September 30, 2006.

Net impairment losses increased 3.2% to €421 million for the nine-month period ended September 30, 2007 from €408 million for the nine-month period ended September 30, 2006, mainly due to an increase in lending volume.

Income attributed to the Group from the Spain and Portugal area increased 28.4% to €1,803 million for the nine-month period ended September 30, 2007 from €1,404 million for the nine-month period ended September 30, 2006.

Global Businesses

In the Global Businesses area, net interest income is not significant as it includes the cost of funding of market operations whose revenues are accounted for under the heading “Gains/losses on financial assets and liabilities (net)”. Net interest income decreased 82.9% to €21 million for the nine-month period ended September 30, 2007 from €124 million for the nine-month period ended September 30, 2006.

Share of profit or loss of entities accounted for using the equity method decreased 20.2% to €159 million for the nine-month period ended September 30, 2007 from €199 million for the nine-month period ended September 30, 2006.

Net income from fees increased 19.2% to €386 million for the nine-month period ended September 30, 2007 from €324 million for the nine-month period ended September 30, 2006.

Net gains/losses on financial assets and liabilities and exchange differences increased 93.8% to €649 million for the nine-month period ended September 30, 2007 from €335 million for the nine-month period ended September 30, 2006.

Gross income increased 23.8% to €1,215 million for the nine-month period ended September 30, 2007 from €982 million for the nine-month period ended September 30, 2006.

Personnel and other administrative expenses increased 26.6% to €370 million for the nine-month period ended September 30, 2007 from €292 million for the nine-month period ended September 30, 2006.

Income attributed to the Group from the Global Businesses area increased 3.0% to €653 million for the nine-month period ended September 30, 2007 from €634 million for the nine-month period ended September 30, 2006.

Mexico and the United States

On September 7, 2007, we consummated the acquisition of Compass Bancshares Inc. from which date the results of operations of Compass Bancshares Inc. are fully consolidated in our income statement.

In the Mexico and the United States area, net interest income increased 19.8% to €3,053 million for the nine-month period ended September 30, 2007 from €2,548 million for the nine-month period ended September 30, 2006. This increase was due to more rapid growth in lending compared to customer deposits, which increased by 97% and 58%, respectively, as well as an increase in customer spreads.

Net income from fees increased 11.1% to €1,150 million for the nine-month period ended September 30, 2007 from €1,035 million for the nine-month period ended September 30, 2006, mainly due to increase of business volume.

Net gains/losses on financial assets and liabilities and exchange differences decreased 9.4% to €169 million for the nine-month period ended September 30, 2007 from €186 million for the nine-month period ended September 30, 2006.

Gross income increased 15.3% to €4,606 million for the nine-month period ended September 30, 2007 from €3,995 million for the nine-month period ended September 30, 2006.

Personnel and other administrative expenses increased 13.9% to €1,630 million for the nine-month period ended September 30, 2007 from €1,431 million for the nine-month period ended September 30, 2006.

Net impairment losses increased 51.0% to €666 million for the nine-month period ended September 30, 2007 from €441 million for the nine-month period ended September 30, 2006, mainly due to an increase in lending volume.

Income attributed to the Group from the Mexico and the United States area increased 14.3% to €1,555 million for the nine-month period ended September 30, 2007 from €1,360 million for the nine-month period ended September 30, 2006.

South America

In the South America area, net interest income increased 25.1% to €1,192 million for the nine-month period ended September 30, 2007 from €953 million for the nine-month period ended September 30, 2006. This increase was due to more rapid growth in lending compared to customer deposits, which increased by 27.3% and 15.1%, respectively, as well as an increase in customer spreads.

Net income from fees increased 13.3% to €683 million for the nine-month period ended September 30, 2007 from €603 million for the nine-month period ended September 30, 2006, mainly due to an increase in business volume.

Net gains/losses on financial assets and liabilities and exchange differences decreased 26.1% to €171 million for the nine-month period ended September 30, 2007 from €231 million for the nine-month period ended September 30, 2006, due to higher gains on sales of financial assets accounted for in 2006.

Gross income increased 13.4% to €2,022 million for the nine-month period ended September 30, 2007 from €1,783 million for the nine-month period ended September 30, 2006.

Personnel and other administrative expenses increased 6.2% to €861 million for the nine-month period ended September 30, 2007 from €811 million for the nine-month period ended September 30, 2006, mainly due to an increase in business activity and inflation in Venezuela and Argentina.

Net impairment losses increased 89.6% to €150 million for the nine-month period ended September 30, 2007 from €79 million for the nine-month period ended September 30, 2006, mainly due to an increase in lending volume.

Income attributed to the Group from the South America area increased 18.0% to €492 million for the nine-month period ended September 30, 2007 from €417 million for the nine-month period ended September 30, 2006.

Corporate Activities

In the Corporate Activities area, net interest income is not significant at it includes the cost of funding operations whose revenues are accounted for under the heading “Gains/losses on financial assets and liabilities (net)”. Net interest expense increased 33.1% to €397 million for the nine-month period ended September 30, 2007 from €299 million for the nine-month period ended September 30, 2006.

Net gains/losses on financial assets and liabilities and exchange differences decreased 48.8% to €1,152 million for the nine-month period ended September 30, 2007 from €774 million for the nine-month period ended September 30, 2006. Gains on financial assets for the nine-month period ended September 30, 2007, included €847 million on the sale of our holdings in Iberdrola, S.A. Gains on financial assets for the nine-month period ended September 30, 2006, included €523 million on the sale of our holdings in Repsol YPF, S.A.

Gross income increased 35.1% to €707 million for the nine-month period ended September 30, 2007 from €524 million for the nine-month period ended September 30, 2006.

Personnel and other administrative expenses increased 9.7% to €391 million for the nine-month period ended September 30, 2007 from €356 million for the nine-month period ended September 30, 2006.

Other income/losses decreased 89.3% to €82 million for the nine-month period ended September 30, 2007 from €765 million for the nine-month period ended September 30, 2006. Other income/losses for the nine-month period ended September 30, 2007 included items of non-recurrent nature, including gains of €273 million on the sale of buildings, and an expense of €200 million due to a contribution to BBVA Microfinance Foundation. Other income/losses for the nine-month period ended September 30, 2006 also included items of non-recurrent nature, including a gain of €568 million on the sale of our holding in Banca Nazionale del Lavoro (BNL) and a gain of €183 million on the sale of our holding in Banca Internacional de Andorra.

Income attributed to the Group from the Corporate Activities area decreased 60.6% to €253 million for the nine-month period ended September 30, 2007 from €642 million for the nine-month period ended September 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2008

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas
Name: Javier Malagón Navas
Title: Authorized representative of BBVA